EXHIBIT 99.1

River Valley Bancorp Announces Quarterly
Cash Dividend

For Immediate Release
Tuesday, March 18, 2008

Contact:	Matthew P. Forrester - President, CEO
River Valley Bancorp
(812) 273-4949

Madison, Indiana − River Valley Bancorp ( NASDAQ Capital Market, Symbol “RIVR”), an Indiana corporation (the “Corporation”) and holding company for River Valley Financial Bank, based in Madison, Indiana announced today that it has declared a cash dividend of $0.21 per share of its Common Stock for the quarter ending March 31, 2008. The annualized rate of the dividend reflects $0.84 per share.

The dividend record date will be as of March 28, 2008 and will be payable on April 11, 2008. This dividend represents the forty-third consecutive dividend paid by the Corporation.

River Valley Bancorp/River Valley Financial Bank is based in Madison, Indiana and has seven locations in the Madison, Hanover, Charlestown, and Sellersburg, Indiana area. An eighth office is located in Carrollton, KY. A ninth office is under construction in Floyds Knobs, IN with an opening planned in May.